Exhibit 99.1

SAP Reports Preliminary Second Quarter 2012 Results	Page 1

For Immediate Release

July 12, 2012

SAP Announces Best Ever Second Quarter Performance Significantly Outperforming Market Expectations By Exceeding €1 Billion in Software Revenue

•	Second Quarter 2012 Software Revenue Increased 26% to €1,059 Million (19% at Constant Currencies) Driven by Double-Digit Growth in all Regions

•	Second Quarter 2012 Software Revenue Reaches Upper End of the Second Quarter Outlook

•	Second Quarter 2012 Non-IFRS Software and Software-Related Service Revenue Increased 21% to €3.14 Billion (15% at Constant Currencies)

•	10th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software-Related Service Revenue Supported by Stellar Results in SAP HANA, Mobile and Cloud

•	Second Quarter 2012 Non-IFRS Operating Profit Increased by 15% to €1.17 Billion (8% at Constant Currencies)

WALLDORF, Germany – July 12, 2012 – After a preliminary review of its second quarter 2012 performance, SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter ended June 30, 2012.

BUSINESS HIGHLIGHTS IN THE SECOND QUARTER

SAP demonstrated strong growth in the second quarter. All regions posted double-digit revenue gains. The company is on track with solid results in its core business and exceptional demand for its new categories. Cloud momentum continued, driven by synergies between SuccessFactors and SAP. The company also strengthened its leadership in enterprise mobility. SAP HANA and the database business had an outstanding quarter with significant deals in all regions. Key industries such as financial services and retail as well as continued expansion of sales through SAP partners contributed significantly to the company’s top-line.

“Our record performance speaks for itself. We delivered double-digit growth in all regions driven by strong momentum from the core as well as SAP HANA, mobile and the cloud. The results came in at the upper end of our second quarter software revenue guidance in an uncertain macro-economic environment,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs. “SAP’s customer-centric innovation strategy remains the key differentiator in the industry. The results are a validation that SAP is the better choice for companies to run better in any operating environment – allowing them to improve productivity, reduce costs and grow.”

SAP Reports Preliminary Second Quarter 2012 Results	Page 2

FINANCIAL HIGHLIGHTS – Second Quarter 2012

All 2012 figures in this release are approximate due to the preliminary nature of the announcement.

	Second Quarter 20121)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q2 2012	Q2 2011	% change	Q2 2012	Q2 2011	% change	% change const. curr.
Software	1.06	0.84	26%	1.06	0.84	26%	19%
Software and software-related service revenue	3.12	2.58	21%	3.14	2.59	21%	15%

Total revenue	3.90	3.30	18%	3.92	3.31	18%	12%

Operating profit	0.92	0.86	7%	1.17	1.02	15%	8%

Operating margin (%)	23.6	26.0	-2.4pp	30.0	30.8	-0.8pp	-1.2pp

1)	All figures are preliminary and unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS software revenue was €1.06 billion (2011: €0.84 billion), an increase of 26% (19% at constant currencies). IFRS software and software-related service revenue was €3.12 billion (2011: €2.58 billion), an increase of 21%. Non-IFRS software and software-related service revenue was €3.14 billion (2011: €2.59 billion), an increase of 21% (15% at constant currencies). IFRS total revenue was €3.90 billion (2011: €3.30 billion), an increase of 18%. Non-IFRS total revenue was €3.92 billion (2011: €3.31 billion), an increase of 18% (12% at constant currencies).

IFRS operating profit was €0.92 billion (2011: €0.86 billion), an increase of 7%. Non-IFRS operating profit was €1.17 billion (2011: €1.02 billion), an increase of 15% (8% at constant currencies).

IFRS operating margin was 23.6% (2011: 26.0%), a decrease of 2.4 percentage points. Non-IFRS operating margin was 30.0% (2011: 30.8%), or 29.6% at constant currencies, a decrease of 0.8 percentage points (a decrease of 1.2 percentage points at constant currencies).

Non-IFRS operating profit and non-IFRS operating margin for the second quarter 2012 were impacted by severance expenses which amounted to €31 million (2011: €13 million) and the acquisition of SuccessFactors, which impacted the non-IFRS operating margin by approximately 110 basis points. In addition, the company increased its headcount by 3,655 FTEs (thereof 1,789 organic) in the first quarter of 2012 and another 1,552 FTEs (thereof 1,376 organic) in the second quarter of 2012 to capture future growth opportunities.

Second Quarter 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €18 million (2011: €8 million). Non-IFRS operating profit additionally excludes acquisition-related charges of €129 million, expenses from discontinued activities of €2 million, share-based compensation expenses of €99 million and restructuring expenses of €4 million (2011: €111 million, expenses of €10 million, €32 million and €1 million).

SAP Reports Preliminary Second Quarter 2012 Results	Page 3

FINANCIAL HIGHLIGHTS – First Half 2012

	First Half 20121)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	1H 2012	1H 2011	% change	1H 2012	1H 2011	% change	% change const. curr.
Software revenue	1.70	1.45	17%	1.70	1.45	17%	11%
Software and software-related service revenue	5.74	4.91	17%	5.77	4.93	17%	12%

Total revenue	7.25	6.32	15%	7.27	6.35	15%	10%

Operating profit	1.55	1.45	7%	2.01	1.80	12%	6%
Operating margin (%)	21.4	23.0	-1.6pp	27.6	28.3	-0.7pp	-1.1pp

1)	All figures are preliminary and unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

IFRS software revenue was € 1.70 billion (2011: €1.45 billion), an increase of 17% (11% at constant currencies). IFRS software and software-related service revenue was €5.74 billion (2011: €4.91 billion), an increase of 17%. Non-IFRS software and software-related service revenue was €5.77 billion (2011: €4.93 billion), an increase of 17% (12% at constant currencies). IFRS total revenue was €7.25 billion (2011: €6.32 billion), an increase of 15%. Non-IFRS total revenue was €7.27 billion (2011: €6.35 billion), an increase of 15% (10% at constant currencies).

IFRS operating profit was €1.55 billion (2011: €1.45 billion), an increase of 7%. Non-IFRS operating profit was €2.01 billion (2011: €1.80 billion), an increase of 12% (6% at constant currencies).

IFRS operating margin was 21.4% (2011: 23.0%), a decrease of 1.6 percentage points. Non-IFRS operating margin was 27.6% (2011: 28.3%), or 27.2% at constant currencies, a decrease of 0.7 percentage points (a decrease of 1.1 percentage points at constant currencies).

First half 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €25 million (2011: €25 million). Non-IFRS operating profit additionally excludes acquisition-related charges of €250 million, profit from discontinued activities of €5 million, share-based compensation expenses of €181 million and restructuring expenses of €4 million (2011: €222 million, expenses of €12 million, €84 million and €1 million).

The company will report its full second quarter and first half 2012 results on July 24th.

Additional Information

2012 revenue and profit figures include the revenue, profits and cash flows from SuccessFactors starting on February 21, 2012. For the prior-year period those numbers were not included.

For a more detailed description of all of SAP’s non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

SAP Reports Preliminary Second Quarter 2012 Results	Page 4

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 190,000 customers (includes customers from the acquisition of SuccessFactors) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

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© 2012 SAP AG. All rights reserved.

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